January 27, 2015	News Release 15-03
SILVER STANDARD RECEIVES NOTICE OF REASSESSMENT
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard” or the “Company”) advises that it received today a Notice of Reassessment in the aggregate amount of approximately $41.4 million from the Canada Revenue Agency (“CRA”) related to the tax treatment of the 2010 sale of shares of its subsidiary that owned and operated the Snowfield and Brucejack projects. The CRA has asserted the transaction was of an income nature and not of a capital nature as recorded by the Company.

Silver Standard strongly disagrees with the CRA’s reassessment and will vigorously defend its position including filing a Notice of Objection and, if necessary, a Notice of Appeal to the Tax Court of Canada. In order to object to the reassessment, the Company is required to make a deposit of 50% of the reassessed amount plus interest accrued to the date of the Notice of Reassessment. As of December 31, 2014, the Company had an unaudited cash and cash equivalents balance of approximately $185 million.

The Company cannot determine how long the appeal and court processes will take at this time. If Silver Standard is successful in defending its position, deposits made plus applicable interest will be refunded.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements
Statements in this news release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,”

“assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including the closing of the proposed transaction and those various risks and uncertainties identified under the heading “Risk Factors” in our most recent Form 40-F and Annual Information Form filed with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.